EXHIBIT (a)(1)(ix)

ZIMMER FAMILY ANNOUNCES

COMMENCEMENT OF TENDER OFFER TO ACQUIRE BALANCE OF STOCK OF

REEDS JEWELERS, INC.

WILMINGTON, NC (January 29, 2004)—Sparkle, LLC, a North Carolina limited liability company formed by members of the Zimmer Family (“Sparkle”), today announced that it has commenced a cash tender offer to purchase all of the outstanding shares of Reeds Jewelers, Inc. (“Reeds”) not currently held by Sparkle and its affiliates for $1.85 per share net to the seller in cash. Sparkle currently owns 87.5% of the outstanding common stock of Reeds.

In addition to other conditions, the tender offer is conditioned upon Sparkle acquiring the majority of the Reeds’ shares not held by Sparkle and its affiliates. The fulfillment of such condition will result in Sparkle owning more than 90% of Reeds’ outstanding common stock as a result of the tender offer. The offer is not conditioned upon Sparkle or any of its affiliates obtaining any financing.

Any shares not acquired in the tender offer are expected to be acquired in a subsequent “short form” merger of Reeds and a subsidiary of Sparkle pursuant to the North Carolina Business Corporation Act. As part of the merger, those remaining holders of shares of Reeds who did not tender their shares in the tender offer will receive for their shares acquired pursuant to the merger: (i) the same consideration for their shares as paid to the shareholders in Reeds who tendered their shares in the tender offer, or (ii) for those shareholders who exercise their dissenters’ rights in respect of such shares in accordance with Article 13 of the North Carolina Business Corporation Act, the fair value of their shares (which may be an amount less than, more than, or equal to the consideration paid for shares in the tender offer). Upon consummation of the merger, Reeds will be wholly-owned by Sparkle.

The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, will not require any approval by the Reeds’ board of directors or shareholders and Sparkle has not asked the Reeds’ board of directors or shareholders to approve the tender offer or the merger.

The offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City Time, on Monday, March 1, 2004, unless extended by Sparkle.

The complete terms and conditions of the offer are set forth in an Offer to Purchase, a letter of transmittal and other related materials which are being filed with the United States Securities and Exchange Commission (“SEC”) and distributed to Reeds’ shareholders. Reeds shareholders and other interested parties are urged to read the Offer to Purchase and such related materials because they will contain important information. Reeds shareholders will also be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or by contacting The Altman Group, Inc., the Information Agent for the transaction at (201) 460-1200 (banks and brokers) and for all others call toll free at (800) 249-7123.

This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC.